NORTHGATE POSTS RECORD QUARTERLY NET INCOME OF $10 MILLION
GOLD PRODUCTION OF 79,311 OUNCES AT A CASH COST OF $129/OUNCE

VANCOUVER, October 26, 2004 - (All figures in US dollars except where noted) - Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported cash flow from operations before changes in working capital of $21,150,000 or $0.11 per common share (fully diluted) for the third quarter of 2004. Net earnings for the quarter were $10,053,000 or $0.05 per share.

Third Quarter 2004 Highlights

  The Kemess mine produced 79,311 ounces of gold and 18.7 million pounds of copper.

  The net cash cost of gold production at the Kemess mine was $129 per ounce, lowering year to date costs to $147 per ounce.

  The first phase of the Kemess South resource conversion project was completed and has added over 150,000 ounces of gold to the reserves at Kemess South.

  Native silver was discovered in outcrop over a strike length of 200 meters at the RDN property in the Eskay Creek district of British Columbia.

Ken Stowe, President and CEO, stated, "During 2004, Northgate has posted record cash flow and earnings as a result of consistent operating results at the Kemess mine, and buoyant prices for gold and copper. In spite of this success, we cannot afford to become complacent. Therefore, we have launched several new continuous improvement initiatives to improve the operating efficiency of our mill and mine. These initiatives include reusing grinding steel, reducing power costs by managing peak loads and increasing mill throughput even further by modifying our operating procedures to take advantage of the surplus power in our SAG mills. At the same time, we have added additional ore to our reserve at Kemess South and look to bring Kemess North into production so that we keep our efficient, world class milling infrastructure operating for many years to come. With three quarters of 2004 behind us, I am confident that we will reach this year's production target of 300,000 ounces of gold and expect to beat our target of 75 million pounds of copper."

Northgate Minerals Corporation	2
Q3 2004 News Release

RESULTS OF OPERATIONS

Northgate recorded net earnings of $10,053,000 or $0.05 per share in the third quarter of 2004 compared with net earnings of $9,300,000 or $0.05 per share during the corresponding quarter of 2003. The increase in earnings in the most recent quarter compared with the same quarter one year ago was largely the result of higher prices for gold and copper. Cash flow from operations (before changes in working capital) was $21,500,000 or $0.11 per share in the third quarter of 2004 compared with cash flow of $17,240,000 or $0.09 per share during the same quarter last year. Earnings and cash flow figures for the first nine months of 2004 and 2003 reflect the retroactive adoption of a required change in the Corporation's accounting policy for revenue recognition. This change has the effect of delaying the recognition of sales revenue from the time concentrate is produced at the Kemess mill until Northgate receives a preliminary payment from the buyer. Accordingly, revenue and the cost of sales reported in the Corporation's quarterly financial statements do not correspond directly to quarterly production. The Corporation has restated the 2003 comparative figures for this change, so that the basis of presentation for 2003 is consistent with that used for 2004. A summary of this change can be found in Note 1 to the financial statements.

Kemess Mine Performance

The Kemess mine produced 79,311 ounces of gold and 18.7 million pounds of copper during the third quarter of 2004 compared with 84,132 ounces and 17.3 million pounds in the third quarter of 2003. Production of both gold and copper during the quarter was consistent with management's expectations. The most recent forecast of metal production indicate that Kemess is still on track to produce 300,000 ounces of gold and slightly over 75 million pounds of copper during 2004.

During the third quarter of 2004, approximately 13.9 million tonnes of ore and waste were removed from the open pit compared to 13.3 million tonnes during the corresponding quarter of 2003. Unit mining costs during the current quarter were Cdn$0.94 per tonne compared with Cdn$0.89 per tonne in the third quarter of 2003. For the nine month period ended September 30, 2004, unit mining costs were about 3% lower than they were in the corresponding period of 2003 due to the larger number of tonnes mined in 2004.

Mill availability during the third quarter of 2004 was 88% and throughput averaged 50,662 tonnes per day, compared with 93% availability and throughput of 54,269 tonnes per day in the quarter of 2003. Mill availability in the most recent quarter was adversely affected by a variety of factors including a 24 hour power outage for transformer maintenance at the BC Hydro sub-station in MacKenzie and several power outages related to lightning strikes on the power line during the unusually warm summer months. Year to date mill availability is approximately 91%, the same as it was during the corresponding period of 2003. Mill throughput in the third quarter of 2004 was lower than it was in the same period in 2003 due to the lower mill availability and the smaller amount of softer supergene ore that was processed in the most recent quarter. In the fourth quarter of 2004, mill throughput is expected to exceed the levels recorded in the third quarter, due to the completion of a project to speed up one SAG mill and the implementation of mill operating practice modifications recommended in September by a special technical committee.

Northgate Minerals Corporation	3
Q3 2004 News Release

Gold and copper recoveries averaged 70% and 82% respectively in the third quarter of 2004 compared with 65% and 76% respectively in the third quarter of 2003. The higher gold and copper recoveries in the most recent quarter were the result of processing a smaller quantity of supergene and leach cap ores, with inherently lower gold and copper recoveries, than in the same quarter one year ago.

The total cost of production during the third quarter of 2004 was Cdn$6.95 per tonne milled which was substantially higher than the Cdn$6.07 per tonne milled recorded in the corresponding period of 2003 when high throughput of soft supergene ore drove unit costs to unusually low levels. Total site operating costs in the third quarter of 2004 were Cdn$32.4 million and have been stable at this level for the past three quarters. During the third quarter of 2004, the Kemess mine's cash cost remained at $129 per ounce, the same as it was in the second quarter of the year, and substantially less than the $201 per ounce figure recorded in the third quarter of 2003. The excellent cash cost achieved in the most recent quarter compared to the corresponding quarter of 2003 resulted from the significantly higher by-product credit generated by higher copper prices and higher copper production in the third quarter of 2004, which more than offset the slightly lower gold production and the stronger Canadian dollar. Using the Gold Institute methodology which many other gold companies use, Kemess' cash cost during the most recent quarter was only $76 per ounce compared with $151 per ounce in the third quarter of 2003.

The following table provides a summary of operations for the third quarter and the first nine months of 2004, compared with the comparable periods of 2003.

(100% of production basis)	3Q 04	3Q 03	9M 04	9M 03

Ore + waste mined (tonnes)	13,854,977	13,252,555	42,339,253	39,392,302
Ore mined (tonnes)	4,717,920	4,046,004	14,497,645	13,227,413
Stripping ratio (waste/ore)	1.94	2.28	1.92	1.98
Ore milled (tonnes)	4,660,899	4,992,739	13,793,191	14,048,513
Average mill operating rate (tonnes per day)	50,662	54,269	50,340	51,460

Gold grade (gmt)	0.760	0.807	0.686	0.689
Copper grade (%)	0.221	0.207	0.218	0.214

Gold recovery (%)	70	65	69	69
Copper recovery (%)	82	76	82	82

Gold production (ounces)	79,311	84,132	208,802	215,365
Copper production (000's pounds)	18,712	17,346	54,436	54,012

Cash cost ($/ounce)
Full absorption method	129	201	147	232
Gold Institute method	76	151	90	209

Northgate Minerals Corporation	4
Q3 2004 News Release

Overall safety performance at Kemess continued to improve in the third quarter but one lost time accident did occur. While Kemess' safety performance has been substantially better during the first nine months of 2004 than it was in the corresponding period of 2003, the operation has not regained the standing it had in 2001 when Kemess was the safest mine in British Columbia. Management and the Health and Safety committee at the mine are continuing to stress personal safety awareness and continued improvement is expected.

Financial Performance

Northgate's revenue in the third quarter of 2004 was $51,288,000 compared with $38,124,000 in the corresponding period in 2003. Both these figures include the effect of the accounting policy change for revenue recognition (see Note 1 to the financial statements). Metal sales in the third quarter of 2004 consisted of 81,908 ounces of gold and 20.5 million pounds of copper compared with 82,962 ounces of gold and 18.5 million pounds of copper in the corresponding quarter of the previous year. The net realized metal prices received on sales in the second quarter of 2004 were approximately $377 per ounce of gold and $1.29 per pound of copper compared with $363 per ounce and $0.80 per pound in the second quarter of last year. In the third quarter of 2004, the Corporation closed out 21,750 ounces of its gold forward sales position, which reduced the realized price of gold sold during the quarter by $24 per ounce.

Cost of sales in the third quarter of 2004 was $27,312,000 compared with the corresponding period last year when the cost of sales was $17,455,000. The cost of sales reported during both periods reflects the change in accounting policy for revenue recognition. As a result of this change, the cost of sales that are reported during a quarter do not necessarily correspond to the operating costs that were actually incurred in that quarter because costs associated with concentrate production are included in inventory until the associated revenue is recognized. Cost of sales was substantially higher in the most recent quarter than it was in the year ago quarter due to concentrate inventory changes which brought more costs into the current period from prior periods and reduced the costs in the year ago period. In the third quarter of 2003, cost of sales was lowered by $1,917,000 as the result of currency hedges that were closed out during the period.

Administrative and general expenses were $1,129,000 in the third quarter of 2004 compared with $863,000 in the comparable period of 2003. Costs were higher during the third quarter of 2004 than they were in the corresponding period of 2003 primarily as a result of additional overhead costs the Corporation is now incurring as a result of increased corporate activities and staffing.

Depreciation and depletion expenses in the third quarter were $9,234,000, compared to $7,501,000 during the corresponding period of 2003. The depreciation and depletion expense for the most recent quarter was higher than the corresponding period of 2003 because 700,000 more tonnes of ore were mined during the most recent quarter. Amortization of the Corporation's mineral property, plant and equipment is based on the unit-of-production method as ore is mined from the Kemess South pit.

Net interest expense was $966,000 for the three months ended September 30, 2004 compared to $1,139,000 in the corresponding quarter of 2003. The decrease in net interest expense in the most recent quarter is the result of increased interest income derived from the Corporation's increased cash reserves combined with the reduction of long term debt and slightly lower interest rates on the remaining debt.

Northgate Minerals Corporation	5
Q3 2004 News Release

Exploration expenses in the third quarter were $1,010,000 compared with $1,436,000 in the comparable period of 2003. Exploration expenditures are typically highest in the second and third quarters of each year when the weather in northern Canada is suitable for drilling and prospecting.

Capital expenditures during the third quarter of 2004 totaled $7,425,000 compared to $5,206,000 in the corresponding period of 2003. Capital expenditures in the most recent quarter included $1,411,000 related to the flotation cell retrofit in the Kemess mill, $1,572,000 for the purchase of new mining equipment and $1,326,000 related to feasibility study work on the Kemess mine expansion project (Kemess North). The balance of the capital in the current quarter was dedicated to the seasonal construction of the tailings dam and the acquisition of the Sustut Copper deposit. In the third quarter of 2003, the capital expenditures related to ongoing tailings dam construction and the Kemess mine expansion project.

Changes to Accounting Policies

On January 1, 2004, the Corporation retroactively adopted accounting policy changes related to revenue recognition and asset retirement obligations (site closure and reclamation costs), as a result of changes to Canadian generally accepted accounting principles ("GAAP"). These changes are discussed in Note 1 of the Corporation's third quarter interim consolidated financial statements.

CONTINUOUS IMPROVEMENT UPDATE

Although Northgate's financial results have been excellent in 2004, the culture of continuous improvement that became entrenched at Kemess during more difficult times still continues to pay dividends. At the beginning of 2004, there were three capital improvement projects in the plan; speeding up the second of two SAG mills to increase mill throughput, the installation of a second trommel magnet on the "B" ball mill to increase grinding efficiency and the mechanical upgrade of the rougher flotation cells to increase retention time, improve circuit stability and increase metal recoveries and concentrate grade. All these projects are now largely complete within their original budgets and the benefits will begin to show in the fourth quarter of the year.

As the year has progressed, engineers at Kemess have identified a variety of new improvement projects that require little or no capital to implement. The first of these is a peak power management initiative where site wide procedures for starting up various pieces of electrical equipment have been developed to smooth Kemess' power demand and reduce the costs associated with demand peaking. Annual savings of $0.4 million are expected from this program.

The second project involves the reuse of reject SAG mill grinding steel to reduce the consumption of grinding steel in the ball mills and the regrind mill. By reusing this expensive specialty steel, instead of selling it for scrap, annual grinding steel costs should be reduced by $0.5 million per year.

The last and most important new initiative involves the implementation of a variety of mill operating practice and process modifications, recommended by a special technical committee on mill throughput. The committee was formed earlier in the year to examine ways to increase mill throughput by de-bottlenecking the milling system and making use of surplus power that exists in Kemess' SAG mills. Testing of the new operating protocol began in October after completion of a small project to increase water availability to the mill and by year end the results of the changes will be available.

Northgate Minerals Corporation	6
Q3 2004 News Release

KEMESS SOUTH RESOURCE CONVERSION PROJECT

Drilling in and around the Kemess South pit as part of the Kemess South resource conversion project has focused on the three zones shown in Figure 1. The results of diamond drilling in the southwest area of the ultimate pit were completed in August and were incorporated into the block model of the deposit. The pit was then redesigned, allowing Northgate to add 11.8 million tonnes of ore at a grade of 0.414 gmt gold and 0.147% copper to the present reserve at Kemess South. This ore, containing 150,000 ounces of gold, will extend the life of the Kemess South mine by two thirds of a year.

Results from drilling in the other two areas of the pit will not be finalized until the end of the fourth quarter but there is potential to add additional reserves. Northgate's 2004 year end reserve statement will incorporate the final results of the entire project and will be issued early in the first quarter of 2005.

Figure 1: Kemess South Pit & Infill Drilling Areas

Northgate Minerals Corporation	7
Q3 2004 News Release

2004 EXPLORATION UPDATE

Kemess Claims

Nugget Zone

Drilling at the Nugget Zone to follow up on the encouraging near surface gold-copper porphyry mineralization discovered in 2003 has been completed. Assay results from the first hole KN04-04 have been received and are reported today in a separate news release on the Kemess North feasibility study. Hole KN-03-12 from the 2003 exploration program, located about 575 metres southwest of the proposed Kemess North pit, intersected 419.4 metres of 0.38 gmt gold and 0.13% copper and based on the presence of similar grade mineralization in holes KN-90-08 and KN-91-54 a possible satellite pit with a northwest trend has been postulated.

Bear Claims

The Bear claims, located south of the Kemess South complex, were staked in 2003 based on the theory that porphyry deposits may exist under similar cover rocks to those at Kemess South. During the summer of 2004, sixteen east-west oriented lines spaced at 500 metre intervals were cut and surveyed by Induced Polarization. Interpretation of this work has identified six chargeability anomalies that will be drill tested during the 2005 exploration season.

Exploration Joint Ventures

RDN Property

At the RDN property in the Iskut River District of northwestern British Columbia (an option and joint venture exploration project with Rimfire Minerals), three target areas were tested with 2,499 metres of drilling in nine holes. Several precious metal bearing intervals were intersected; however these are interpreted as veins and breccias that are unlikely to have economic significance. The most important result of the program was the discovery, in outcrop, of native silver along a strike length of 200 metres at a volcanic/sediment contact. Silver assays in the five samples collected, ranged from 140-363 gmt. This discovery, in the Blind Fault area, along with discovery of a gold and silver mineralized boulder in a second area (Arctic grid) is very encouraging in such prospective rock types. On the basis of these discoveries, Northgate anticipates spending $1 million on the 2005 exploration program with the aim of discovering a deposit similar to the Eskay Creek Mine, located 40 km to the south.

Brenda Property

At the Brenda property located 25 kilometers north of Kemess, five diamond drill holes were completed during the summer season totalling 1,446 metres. These holes tested the northern and southern extensions, along strike and at depth, of mineralized zones discovered in the 2003 drill program in the White Pass zone. While the drilling did intersect gold mineralization grading 0.4-0.5 gmt, the degree of intrusive dilution, the overall grades and structural dissection and the location of the deposit relative to Northgate's existing infrastructure, made development of an economic open-pit ore deposit in the area tested unlikely. As a result, Northgate has terminated the option and joint venture agreement signed with Canasil Resources Limited on July 31, 2002, for the Brenda project.

Northgate Minerals Corporation	8
Q3 2004 News Release

Hyland Gold

At the Hyland Gold property (an option and joint venture exploration project with Stratagold Corporation) located in the southeastern Yukon Territory drilling has concluded but analysis of the core has not yet been completed. A separate news release outlining the results of 2004 exploration at Hyland Gold will be released in November.

KEMESS NORTH PROJECT UPDATE

Northgate has released a separate news release outlining developments at the Kemess North project co-currently with this release.

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QUARTERLY CONFERENCE CALL

You are invited to participate in the Northgate Minerals Corporation live conference call announcing our 2004 third quarter results. The call will take place on Wednesday, October 27, 2004, at 10:00 am ET. The presentation package for the conference call will be posted the morning of October 27th on Northgate's web site at www.northgateminerals.com under Investor Info - Presentations page.

Scheduled speakers for the conference call are Terry Lyons, Chairman, Kenneth Stowe, President and Chief Executive Officer, and Jon Douglas, Senior Vice President and Chief Financial Officer.

Teleconference:

You may participate in the Northgate Conference Call by calling (416) 695-9757 or toll free in North America at 1 (800) 766-6630 with reservation number T522919S. To ensure your participation, please call five minutes prior to the scheduled start of the call. The archived teleconference may be accessed by dialing (416) 695-5286 or 1 (800) 293-3630 with reservation number 2919.

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Northgate Minerals Corporation	9
Q3 2004 News Release

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2003 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2003 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774

Northgate Minerals Corporation	10
Q3 2004 News Release

NORTHGATE MINERALS CORPORATION

INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	September 30	December 31
	2004	2003
	(Unaudited)	(Restated)
ASSETS
Current assets
Cash and cash equivalents	$36,101	$7,743
Concentrate settlements and other receivables	14,143	13,051
Inventories	8,241	12,200
	58,485	32,994

Other assets	14,451	15,476
Mineral property, plant and equipment	179,564	189,964
	$252,500	$238,434

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$15,299	$15,219
Current portion of capital lease obligations	4,166	3,566
Current portion of long-term debt	18,750	12,000
	38,215	30,785

Capital lease obligations	9,668	9,554
Long-term debt	27,750	43,500
Provision for site closure and reclamation	17,577	15,983
	93,210	99,822

Shareholders' equity (Note 2)	159,290	138,612
	$252,500	$238,434

The accompanying notes form an integral part of these financial statements.

Northgate Minerals Corporation	11
Q3 2004 News Release

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
(Unaudited)	2004	2003	2004	2003
		(Restated)		(Restated)

Revenue	$51,288	$38,124	$137,766	$94,082

Cost of sales	27,312	17,455	78,106	59,357
Administrative and general	1,129	863	4,267	2,971
	28,441	18,318	82,373	62,328

Earnings before interest, taxes,
depreciation & depletion & other
expenses	22,847	19,806	55,393	31,754
Other expenses:
Depreciation and depletion	9,234	7,501	27,909	23,747
Accretion of site closure &
reclamation liability	223	143	656	429
Net interest	966	1,139	2,841	3,007
Exploration	1,010	1,436	2,684	3,288
Currency translation losses (gains)	(316)	(164)	(311)	(679)
Mining and capital taxes	496	451	1,508	952
Other (income) expense	(28)	--	(153)	(193)
Non-controlling interest	--	--	--	19
	11,585	10,506	35,134	30,570
Earnings before income taxes	11,262	9,300	20,259	1,184
Future income tax expense	1,209	--	1,209	--
Earnings for the period	$10,053	$9,300	$19,050	$1,184
Earnings per share - basic & diluted	$0.05	$0.05	$0.10	$0.01
Weighted average shares outstanding:
Basic	200,340,265	198,594,398	199,929,112	197,367,636
Diluted	200,536,243	199,981,944	200,537,239	198,505,676

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Expressed in thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
(Unaudited)	2004	2003	2004	2003
		(Restated)		(Restated)
Retained earnings (deficit) at beginning
of period
As previously reported	$(37,468)	$(56,027)	$(39,457)	$(48,522)
Adjustment for retroactive change in
accounting for asset
retirement obligations (Note 1)	--	291	(296)	875
Adjustment for retroactive change in
accounting for revenue
recognition (Note 1)	--	(2,836)	(6,712)	(2,809)

Retained earnings (deficit) at beginning
of period as restated	(37,468)	(58,572)	(46,465)	(50,456)

Earnings for the period	10,053	9,300	19,050	1,184
Retained earnings (deficit) at end of period	$(27,415)	$(49,272)	$(27,415)	$(49,272)

The accompanying notes form an integral part of these financial statements.

Northgate Minerals Corporation	12
Q3 2004 News Release

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
(Unaudited)	2004	2003	2004	2003
		(Restated)		(Restated)
CASH PROVIDED BY (USED IN)
Operations
Earnings for the period	$10,053	$9,300	$19,050	$1,184
Non-cash items:
Depreciation and depletion	9,234	7,501	27,909	23,747
Non-controlling interest	--	--	--	19
Accretion of site closure &
reclamation liability	223	143	656	429
Unrealized currency translation losses
(gains)	184	66	(459)	653
Amortization of deferred expenses	232	220	685	640
Stock-based compensation	15	10	511	247
Future income tax expense	1,209	--	1,209	--
Other losses (gains)	--	--	95	--
	21,150	17,240	49,656	26,919
Changes in non-cash operating working
capital:
Concentrate settlements &
other receivables	(7,999)	(1,832)	(1,092)	613
Inventories	1,494	(2,685)	3,959	(3,951)
Accounts payable & accrued liabilities	1,535	(173)	80	(1,900)
	16,180	12,550	52,603	21,681
Investments
Other assets	--	--	--	71
Additions to mineral property, plant
& equipment	(6,950)	(5,206)	(13,274)	(9,351)
	(6,950)	(5,206)	(13,274)	(9,280)
Financing
Repayment of capital lease obligations	(943)	(866)	(3,088)	(2,367)
Repayment of debt	(3,000)	(2,250)	(9,000)	(10,493)
Issuance of debt	--	--	--	3,743
Issuance of common shares, net of share
issuance costs	110	95	1,117	102
	(3,833)	(3,021)	(10,971)	(9,015)
Increase (decrease) in cash and
cash equivalents	5,397	4,323	28,358	3,386
Cash and cash equivalents at beginning
of period	30,704	3,464	7,743	4,401
Cash and cash equivalents at end of period	$36,101	$7,787	$36,101	$7,787
Supplementary information:
Cash paid during the period for:
Interest	$911	$672	$2,634	$2,175
Income taxes	$--	$--	$--	$--
Non cash financing activities:
Issuance of common shares for
acquisition of non-controlling interest
in Kemess Mines Ltd.	$--	$--	$--	$6,790
Purchase of mineral property, plant &
equipment by assumption of capital
lease obligations	$475	$--	$3,802	$3,708

The accompanying note forms an integral part of these financial statements

Northgate Minerals Corporation	13
Q3 2004 News Release

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended September 30, 2004 and 2003
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

  Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2003, with the exception of policy changes related to revenue recognition and site closure and reclamation costs which were adopted effective January 1, 2004 as a result of changes to Canadian GAAP.

Revenue recognition

Prior to January 1, 2004, Canadian GAAP for mining companies permitted the recognition of revenue upon production of concentrate. Under Emerging Issues Committee Abstract 141 ("EIC-141"), which for the Corporation is effective January 1, 2004, the recognition of sales revenue under Canadian GAAP was harmonized with US GAAP. Effective January 1, 2004, the Corporation retroactively adopted the change in accounting policy for revenue recognition. Revenue from sale of the Corporation's concentrate is now recorded when pervasive evidence of an arrangement exists, delivery has occurred and the sales price is fixed and determinable. Under the Corporation's current concentrate sales contract these conditions are fulfilled upon receipt of provisional payment from the buyer typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted based upon market prices until final settlement with the buyer pursuant to the terms of the sales contract. Adoption of EIC-141 resulted in a decrease in inventory and an increase in the deficit of $6,712,000 as at December 31, 2003. The impact on the three months ending September 30, 2003 was a decrease in revenue of $137,000, a decrease in the cost of sales of $2,688,000, an increase in currency translation loss of $9,000 and an increase in the opening deficit of $2,836,000. The impact on the nine months ending September 30, 2003 was a decrease in revenue of $660,000, a decrease in the cost of sales of $3,178,000 and a decrease in currency translation gain of $3,000.

Site closure and reclamation costs

Effective January 1, 2004, the Corporation adopted the CICA's Handbook section 3110, "Asset Retirement Obligations" ("HB 3110"). Under this new standard, the recognition, measurement and disclosure of liabilities related to the retirement of tangible long-lived assets under Canadian GAAP has been harmonized with US GAAP. HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income over the life of the asset. Prior to the adoption of HB 3110, the Corporation accounted for reclamation and closure costs according to provisions of Section

Northgate Minerals Corporation	14
Q3 2004 News Release

3061, "Property, Plant and Equipment" of the CICA Handbook and accrued the amount associated with the retirement of tangible long-lived assets as a charge to results from operations over the life of the mine using the unit-of-production method. The Corporation adopted HB 3110 retroactively with restatement of prior periods presented. Adoption of HB 3110 resulted in an increase in mineral property, plant and equipment of $2,770,000, an increase in provision for site closure and reclamation of $3,065,000 and an increase in opening deficit of $295,000 as of January 1, 2004. In addition, for the quarter ending September 30, 2003, adoption of HB 3110 resulted in a decrease in cost of sales of $77,000, an increase in depreciation and depletion of $138,000, and increase in accretion of site closure and reclamation costs of $143,000 and an increase in foreign currency translation loss of $88,000. For the nine months ending September 30, 2003, adoption of HB 3110 resulted in a decrease in cost of sales of $231,000, an increase in depreciation and depletion of $414,000, an increase in accretion of site closure and reclamation costs of $429,000 and a decrease in foreign currency translation gain of $264,000.

The continuity of the provision for site closure and reclamation costs for the nine months ended September 30, 2004 is as follows:

Balance, December 31, 2003, as previously reported	$12,918
Effect of change in accounting policy	3,065

Balance, December 31, 2003, as restated	15,983

Q1 2004
Liabilities incurred in the period	173
Accretion expense	220
Effect of foreign exchange	(217)

Q2 2004
Liabilities incurred in the period	168
Accretion expense	213
Effect of foreign exchange	(354)

Q3 2004
Liabilities incurred in the period	175
Accretion expense	222
Effect of foreign exchange	994
Balance, September 30, 2004 (unaudited)	$17,577

The expected site closure costs used in the determination of this provision total $22.8 million, which is expected to be spent over a period of three years beginning in 2009 after the reserves at Kemess South are depleted. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 5.625%.

Northgate Minerals Corporation	15
Q3 2004 News Release

  Shareholders' Equity
	September 30	December 31
	2004	2003
	(Unaudited)	(Restated)

Common shares (a)	$177,296	$176,179
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	796	285
Retained earnings (deficit)	(27,415)	(46,465)
	$159,290	$138,612

(a) Common shares

	Number of shares	Amount

Balance, December 31, 2003	198,759,915	$176,179

Issued in Q1 2004:
On exercise of share purchase warrants	1,500,000	949
On exercise of options	47,100	52
Issued in Q2 2004:
On exercise of options	4,000	6
Issued in Q3 2004:
On exercise of options	152,000	110

Balance, September 30, 2004 (unaudited)	200,463,015	$177,296

As of October 25, 2004 the Corporation had 200,463,015 issued and outstanding common shares.

(b) Stock-based compensation

During the three months ended September 30, 2004, the Corporation granted 25,000 options to employees exercisable at Cdn$2.38 for seven years. 5,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. During the three months ended June 30, 2004, the Corporation granted 55,000 options to employees exercisable at Cdn$2.49 for seven years and 150,000 options to employees exercisable at Cdn$2.21 for seven years. 41,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. During the three months ended March 31, 2004, the Corporation granted 1,190,000 options to employees exercisable at Cdn$2.88 for seven years. 238,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary of the grant date over the next four years. The fair value of the options vested in the three months ended September 30, 2004 was $15,000 and for the nine months ended September 30, 2004 was $512,000.

At September 30, 2004 there were 3,251,700 options outstanding of which 1,183,300 were exercisable.

Northgate Minerals Corporation	16
Q3 2004 News Release

The fair value of the share options granted during the first three quarters of 2004 was estimated using the Black-Scholes pricing model with the following assumptions:

	For Options	For Options	For Options	For Options	For Options	For Options
	Granted	Granted	Granted	Granted	Granted	Granted
	in Q3 2004	in Q3 2003	in Q2 2004	in Q2 2003	in Q1 2004	in Q1 2003

Risk-free interest rate	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%

Annual dividends	--	--	--	--	--	--

Expected stock price	61%	54%	64%	54%	67%	63%
volatility

Expected option life	4 years	3 years	4 years	3 years	4 years	3 years

Per share fair value of
options granted (Cdn$)	$1.09	$0.51	$1.08	$0.56	$1.51	$0.80
  Financial Instruments

At September 30, 2004, Kemess Mines Ltd., a wholly owned subsidiary of the Corporation, had forward sales commitments with major financial institutions to deliver 282,750 ounces of gold at an average forward price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing between October 27, 2004 and December 31, 2007. The unrealized loss on these forward sales contracts at September 30, 2004 was approximately $36,612,000.

  Commitments

On July 29 2004, Northgate entered into a definitive agreement for the previously announced acquisition of the high-grade Sustut Copper deposit. The agreement requires Northgate to make a series of staged payments totalling Cdn$1.7 million over the next three years as the property moves towards production.

In the third quarter of 2004, Northgate entered into an option and joint venture agreement with Rimfire Minerals Corporation ("Rimfire") for the RDN property in northwest British Columbia. Under the terms of the agreement, Northgate committed to fund Cdn$1 million of exploration at the RDN property in 2004. On October 20, 2004 Northgate committed to fund exploration at the RDN property in 2005.